Item 2 **Resolution on the Appropriation of the Balance Sheet Profit** (adopted)

239,456,592 Shares for which valid votes were cast (= 96.34 % of capital stock)
239,437,381 Yes votes *(99.99 %)*
19,211 No votes *(0.01 %)*

Item 3 **Approval of the Actions of the Management Board** (adopted)

199,680,479 Shares for which valid votes were cast (= 80.34 % of capital stock)
199,660,261 Yes votes *(99.99 %)*
20,218 No votes *(0.01 %)*

Item 4 **Approval of the Actions of the Supervisory Board** (adopted)

235,648,047 Shares for which valid votes were cast (= 94.81 % of capital stock)
235,114,016 Yes votes *(99.77 %)*
534,031 No votes *(0.23 %)*

Item 5 **Appointment of the Auditor for the 2022 Financial Year** (adopted)

239,400,469 Shares for which valid votes were cast (= 96.32 % of capital stock)
238,759,369 Yes votes *(99.73 %)*
641,100 No votes *(0.27 %)*

Item 6 **Resolution on the Approval of the Remuneration Report** (adopted)

239,451,574 Shares for which valid votes were cast (= 96.34 % of capital stock)
230,155,446 Yes votes *(96.12 %)*
9,296,128 No votes *(3.88 %)*

Item 7 **Resolution on the Amendments to Sec. 9 para. 1 of the Articles of Association (Expansion of the Supervisory Board)** (adopted)

239,451,388 Shares for which valid votes were cast (= 96.34 % of capital stock)
239,369,446 Yes votes *(99.97 %)*
81,942 No votes *(0.03 %)*

Item 8.1 **Resolution on Elections to the Supervisory Board - Prof. Dr. Anja Morawietz** (adopted)

239,418,442 Shares for which valid votes were cast (= 96.33 % of capital stock)
239,058,309 Yes votes *(99.85 %)*
360,133 No votes *(0.15 %)*

Item 8.2 **Resolution on Elections to the Supervisory Board - Prof. Dr. Rudolf Staudigl** (adopted)

238,901,600 Shares for which valid votes were cast (= 96.12 % of capital stock)
238,565,112 Yes votes *(99.86 %)*
336,488 No votes *(0.14 %)*

Item 8.3 **Resolution on Elections to the Supervisory Board - Helmut Jeggle** (adopted)

239,421,480 Shares for which valid votes were cast (= 96.33 % of capital stock)
230,887,814 Yes votes *(96.44 %)*
8,533,666 No votes *(3.56 %)*

Item 9 **Resolution on the Remuneration and on the Remuneration System for the Members of the Supervisory Board and an Amendment of Sec. 9 para. 6 of the Articles of Association** (adopted)

239,449,546 Shares for which valid votes were cast (= 96.34 % of capital stock)
239,295,355 Yes votes *(99.94 %)*

154,191	No votes	*(0.06 %)*

Item 10.1 **Conclusion of Inter-Company Agreements - Approval of the conclusion of the domination and profit and loss transfer agreement between the Company as controlling company and BioNTech Innovation GmbH as dependent company** (adopted)

239,447,456	Shares for which valid votes were cast (= 96.34 % of capital stock)	
239,425,318	Yes votes	*(99.99 %)*
22,138	No votes	*(0.01 %)*

Item 10.2 **Conclusion of Inter-Company Agreements - Approval of the conclusion of the domination and profit and loss transfer agreement between the Company as controlling company and BioNTech Innovation and Services Marburg GmbH as dependent company** (adopted)

239,451,288	Shares for which valid votes were cast (= 96.34 % of capital stock)